Exhibit 99.1

Anbio Biotechnology
Friedrich-Ebert-Anlage 35-37, 60327
Frankfurt am Main,
Germany

PROXY STATEMENT AND NOTICE OF

A MEETING OF THE HOLDERS OF CLASS A ORDINARY SHARES

TO BE HELD ON May 15, 2026

AND

PROXY STATEMENT AND NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD IMMEDIATELY FOLLOWING THE MEETING OF THE HOLDERS OF THE CLASS A ORDINARY SHARES

NOTICE OF A MEETING OF THE HOLDERS OF CLASS A ORDINARY SHARES

April 27, 2026

Dear Shareholder:

Notice is hereby given that a meeting of the holders of class A ordinary shares of a par value of $0.0001 each (the “Class A Ordinary Shares”) (the “Class A Meeting”) of Anbio Biotechnology, a Cayman Islands exempted company (the “Company”), will be held on May 15, 2026 at 3 p.m., Germany Time (May 15, 2026 at 9 a.m., Eastern Time), at Friedrich-Ebert-Anlage 35-37, 60327, Frankfurt am Main, Germany to vote upon a special resolution (the “Class A Proposal”) to approve any variation or abrogation of rights attaching to the Class A Ordinary Shares arising from the matters contemplated by Proposal Two, Proposal Three, Proposal Four, Proposal Five and Proposal Six of the extraordinary general meeting (the “EGM”) to be held immediately following the Class A Meeting (the “EGM”), as set out below:

1. Proposal Two. By an ordinary resolution, subject to and conditional upon the passing of the resolutions set out in Proposal One, Proposal Three, Proposal Four and Proposal Six of the EGM, and with effect immediately following the effectiveness of the Share Capital Reduction, to increase the Company’s authorised share capital from:

(i)	US$0.50 divided into 500,000,000 shares of par value US$0.000000001 each, comprising of 400,000,000 Class A Ordinary Shares of par value US$0.000000001 each and 100,000,000 Class B Ordinary Shares of par value US$0.000000001 each, to

(ii)	US$3,000 divided into 3,000,000,000,000 shares of par value US$0.000000001 each, comprising of 800,000,000,000 Class A Ordinary Shares, 200,000,000,000 Class B Ordinary Shares, 1,000,000,000,000 Class C Ordinary Shares of par value US$0.000000001 each (the “Class C Ordinary Shares”) and 1,000,000,000,000 preference shares of par value US$0.000000001 each (the “Preference Shares”)

by the creation of 799,600,000,000 Class A Ordinary Shares of par value US$0.000000001 each, 199,900,000,000 Class B Ordinary Shares of par value US$0.000000001 each, 1,000,000,000,000 Class C Ordinary Shares of par value US$0.000000001 each, and 1,000,000,000,000 Preference Shares of par value US$0.000000001 each, each having the rights and restrictions set forth in the Restated M&A (as defined below) (the “Authorised Share Capital Increase”).

2.	Proposal Three. By an ordinary resolution, subject to and conditional upon the passing of the resolutions set out in Proposal One, Proposal Two, Proposal Four and Proposal Six of the EGM and all requisite class consents being obtained, and with effect immediately following effectiveness of the Share Capital Reduction (as defined in the EGM resolutions), to approve an increase in the voting rights attaching to the Class B Ordinary Shares (as defined in the EGM resolutions) from fifty (50) votes per Class B Ordinary Share to five hundred (500) votes per Class B Ordinary Share as set forth in the Restated M&A (as defined below) (the “Increase in Class B Voting Rights”);

3.	Proposal Four. By an ordinary resolution, subject to and conditional upon the passing of the resolutions set out in Proposals One to Three and Proposal Six of the EGM and all requisite class consents being obtained, and with effect immediately following effectiveness of the Share Capital Reduction, to approve an alteration of the rights attaching to the Class B Ordinary Shares, such that each Class B Ordinary Share shall be convertible into Class A Ordinary Share(s) in accordance with the terms of the Restated M&A (the “Class B Conversion Rights”);

4.	Proposal Five. By an ordinary resolution, subject to and conditional upon all requisite class consents being obtained:

(i)	to approve one or more share consolidations of the Company’s issued and unissued Class A Ordinary Shares at a ratio of not less than two (2)-for-one (1) and not more than ten-thousand (10,000)-for-one (1) or the maximum consolidation ratio then permitted under applicable Nasdaq rules and requirements aggregately (the “Range”), with the exact ratio to be set as a whole number within the Range and the exact date to be determined by the board of directors of the Company in its sole discretion within three years after the date of passing of the EGM resolutions (each a “Share Consolidation” and collectively, the “Share Consolidations”) provided that the aggregate ratio across all such Share Consolidations shall not exceed ten-thousand (10,000)-for-one (1) or such lower cap as imposed by Nasdaq at the time of implementation and that no fractional share shall arise from the Share Consolidations;

(ii)	to authorise the Company to round up any fractional shares resulting from the Share Consolidations to the nearest whole Class A Ordinary Share; and

(iii)	to authorise the board of directors to, at their sole and absolute discretion, implement one or more Share Consolidations, determine the exact consolidation ratio and the exact effective date of each such Share Consolidation, instruct the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation(s) and do all other such acts and things as the board considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidation(s); and

5.	Proposal Six. By a special resolution, subject to and conditional upon the passing of the resolutions set out in Proposal One, Proposal Two, Proposal Three and Proposal Four of the EGM and all requisite class consents being obtained, and with effect immediately following effectiveness of the Share Capital Reduction, to adopt the form of amended and restated memorandum and articles of association of the Company in the form attached as Appendix A to the Proxy Statement for the EGM (the “Restated M&A”) in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company to, among other things: (i) reflect the Share Capital Reduction, the Authorised Share Capital Increase, the Increase in Class B Voting Rights, and the Class B Conversion Rights; (ii) increase threshold for requisitioning a meeting to shareholders holding a majority of the voting rights; (iii) add an exclusive forum and jurisdiction clause; (iv) add prior written notice requirement for directors to vacate their office upon resignation and termination of their terms, and (v) make other consequential and minor updates, and authorise the board of directors to do all other acts and things as the board considers necessary or desirable in connection with the adoption of the Restated M&A, including without limitation, attending to the necessary filing(s) with the Registrar of Companies in the Cayman Islands.

The Board urges shareholders to vote “FOR” the Class A Proposal.

Holders of record of our Class A Ordinary Shares at the close of business on April 22, 2026 (the “Record Date”) are entitled to attend and vote at the Class A Meeting. The interested shareholders (the “Interested Shareholders”), who are the holders of record of both our Class A Ordinary Shares and Class B Ordinary Shares at the close of business on the Record Date, will not attend or vote at the Class A Meeting.

A proxy statement describing the matters to be considered at the Class A Meeting is attached to this Notice.

This notice, proxy statement, and form of proxy card are being distributed and made available on or about on April 27, 2026.

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

April 27, 2026

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of shareholders (the “EGM”) of Anbio Biotechnology, a Cayman Islands exempted company (the “Company”), will be held immediately following the Class A Meeting, at Friedrich-Ebert-Anlage 35-37, 60327, Frankfurt am Main, Germany, for the following proposals:

1. Proposal One. By a special resolution, subject to and conditional upon the passing of the resolutions set out in Proposal Two to Proposal Four and Proposal Six, to approve a reduction in the Company’s authorised share capital from (i) US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprising of 400,000,000 class A ordinary shares of a par value of US$0.0001 each and 100,000,000 class B ordinary shares of a par value of US$0.0001 each, to (ii) US$0.50 divided into 500,000,000 shares of par value US$0.000000001 each, comprising of 400,000,000 Class A Ordinary Shares of par value US$0.000000001 each (the “Class A Ordinary Shares”) and 100,000,000 Class B Ordinary Shares of par value US$0.000000001 each (the “Class B Ordinary Shares”), by way of reduction of the par value of each authorised share in the capital of the Company (including all issued shares) from US$0.0001 to US$0.000000001 (the “Share Capital Reduction”).

The Board urges shareholders to vote “FOR” Proposal One.

2. Proposal Two. By an ordinary resolution, subject to and conditional upon the passing of the resolutions set out in Proposal One, Proposal Three, Proposal Four and Proposal Six, and with effect immediately following the effectiveness of the Share Capital Reduction, to increase the Company’s authorised share capital from:

(i)	US$0.50 divided into 500,000,000 shares of par value US$0.000000001 each, comprising of 400,000,000 Class A Ordinary Shares of par value US$0.000000001 each and 100,000,000 Class B Ordinary Shares of par value US$0.000000001 each, to

(ii)	US$3,000 divided into 3,000,000,000,000 shares of par value US$0.000000001 each, comprising of 800,000,000,000 Class A Ordinary Shares, 200,000,000,000 Class B Ordinary Shares, 1,000,000,000,000 Class C Ordinary Shares of par value US$0.000000001 each (the “Class C Ordinary Shares”) and 1,000,000,000,000 preference shares of par value US$0.000000001 each (the “Preference Shares”)

by the creation of 799,600,000,000 Class A Ordinary Shares of par value US$0.000000001 each, 199,900,000,000 Class B Ordinary Shares of par value US$0.000000001 each, 1,000,000,000,000 Class C Ordinary Shares of par value US$0.000000001 each, and 1,000,000,000,000 Preference Shares of par value US$0.000000001 each, each having the rights and restrictions set forth in the Restated M&A (as defined below) (the “Authorised Share Capital Increase”).

The Board urges shareholders to vote “FOR” Proposal Two.

3. Proposal Three. By an ordinary resolution, subject to and conditional upon the passing of the resolutions set out in Proposal One, Proposal Two, Proposal Four and Proposal Six and all requisite class consents being obtained, and with effect immediately following effectiveness of the Share Capital Reduction, to approve an increase in the voting rights attaching to the Class B Ordinary Shares from fifty (50) votes per Class B Ordinary Share to five hundred (500) votes per Class B Ordinary Share as set forth in the Restated M&A (as defined below) (the “Increase in Class B Voting Rights”).

The Board urges shareholders to vote “FOR” Proposal Three.

4. Proposal Four. By an ordinary resolution, subject to and conditional upon the passing of the resolutions set out in Proposals One to Three and Proposal Six and all requisite class consents being obtained, and with effect immediately following effectiveness of the Share Capital Reduction, to approve an alteration of the rights attaching to the Class B Ordinary Shares, such that each Class B Ordinary Share shall be convertible into Class A Ordinary Share(s) in accordance with the terms of the Restated M&A (the “Class B Conversion Rights”).

The Board urges shareholders to vote “FOR” Proposal Four.

5. Proposal Five. By an ordinary resolution, subject to and conditional upon all requisite class consents being obtained: (i) to approve one or more share consolidations of the Company’s issued and unissued Class A Ordinary Shares at a ratio of not less than two (2)-for-one (1) and not more than ten-thousand (10,000)-for-one (1) or the maximum consolidation ratio then permitted under applicable Nasdaq rules and requirements aggregately (the “Range”), with the exact ratio to be set as a whole number within the Range and the exact date to be determined by the board of directors of the Company in its sole discretion within three years after the date of passing of these resolutions (each a “Share Consolidation” and collectively, the “Share Consolidations”) provided that the aggregate ratio across all such Share Consolidations shall not exceed ten-thousand (10,000)-for-one (1) or such lower cap as imposed by Nasdaq at the time of implementation and that no fractional share shall arise from the Share Consolidations; (ii) to authorise the Company to round up any fractional shares resulting from the Share Consolidations to the nearest whole Class A Ordinary Share; and (iii) to authorise the board of directors to, at their sole and absolute discretion, implement one or more Share Consolidations, determine the exact consolidation ratio and the exact effective date of each such Share Consolidation, instruct the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation(s) and do all other such acts and things as the board considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidation(s) (the “Share Consolidation Authorisation”).

The Board urges shareholders to vote “FOR” Proposal Five.

6. Proposal Six. By a special resolution, subject to and conditional upon the passing of Proposals One, Two, Three and Four and all requisite class consents being obtained, and with effect immediately following effectiveness of the Share Capital Reduction, to adopt the second amended and restated memorandum and articles of association of the Company (the “Restated M&A”) in the form attached as Appendix A to the proxy statement accompanying this notice in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company to, among other things: (i) reflect the Share Capital Reduction, the Authorised Share Capital Increase, the Increase in Class B Voting Rights, and the Class B Conversion Rights; (ii) increase threshold for requisitioning a meeting to shareholders holding a majority of the voting rights; (iii) add an exclusive forum and jurisdiction clause; (iv) add prior written notice requirement for directors to vacate their office upon resignation and termination of their terms, and (v) make other consequential and minor updates, and authorise the board of directors to do all other acts and things as the board considers necessary or desirable in connection with the adoption of the Restated M&A, including without limitation, attending to the necessary filing(s) with the Registrar of Companies in the Cayman Islands (the “Adoption of the Restated M&A”).

The Board urges shareholders to vote “FOR” Proposal Six.

7. Proposal Seven. By a special resolution, subject to and conditional upon the effectiveness of the first Share Consolidation implemented by the board of directors under Proposal Five, (a) to amend and restate the then effective memorandum and articles of association of the Company (the “Pre-Consolidation M&A”) by their deletion in their entirety and the substitution in their place with an amended and restated memorandum and articles of association (the “Post-Consolidation M&A”), being in the form of the Pre-Consolidation M&A, with amendments to the authorised share capital and par value descriptions to reflect the first Share Consolidation effected pursuant to Proposal Five; and (b) to authorise the Company’s registered office provider or other duly authorised representative to file these resolutions, the Board resolutions in relation to such Share Consolidation and the Post-Consolidation M&A with the Registrar of Companies in the Cayman Islands accordingly and authorise the board of directors to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions (the “Amendment And Restatement of M&A Following First Share Consolidation”).

The Board urges shareholders to vote “FOR” Proposal Seven.

8. Proposal Eight. By an ordinary resolution, to adjourn the EGM to a later date or dates for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the EGM to approve the proposals described above (the “Adjournment Proposal”).

The Board urges shareholders to vote “FOR” Proposal Eight.

Holders of record of our Class A Ordinary Shares and Class B Ordinary Shares at the close of business on April 22, 2026 (the “Record Date”) are entitled to attend and vote at the EGM. The Board urges shareholders to vote “FOR” Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five, Proposal Six, Proposal Seven and Proposal Eight.

A proxy statement describing the matters to be considered at the EGM is attached to this Notice.

This notice, proxy statement, and form of proxy card are being distributed and made available on or about on April 27, 2026.

Your vote is important. Whether or not you plan to attend the EGM, I hope that you will vote as soon as possible. You may vote your shares by either completing, signing and returning the accompanying proxy card or casting your vote over the Internet.

By Order of the Board of Directors, Sincerely,

/s/ Michael Lau
Michael Lau
Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR A MEETING OF THE HOLDERS OF CLASS A ORDINARY SHARES TO BE HELD ON MAY 15, 2026

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY TO BE HELD IMMEDIATELY FOLLOWING THE MEETING OF THE HOLDERS OF THE CLASS A ORDINARY SHARES.

Anbio Biotechnology
Friedrich-Ebert-Anlage 35-37, 60327,
Frankfurt am Main,
Germany

Proxy Statement

The board of directors (the “Board”) of Anbio Biotechnology, a Cayman Islands exempted company (the “Company,” or “we”), is furnishing this Proxy Statement and the accompanying proxy card to you to solicit your proxy for a meeting of the holders of class A ordinary shares of a par value of $0.0001 each of the Company (the “Class A Ordinary Shares”) (the “Class A Meeting”) and an extraordinary general meeting of shareholders of the Company (the “EGM”). The Class A Meeting will be held on May 15, 2026 at 3 p.m., Germany Time (May 15, 2026 at 9 a.m., Eastern Time), at Friedrich-Ebert-Anlage 35-37, 60327, Frankfurt am Main, Germany. The Meeting will be held immediately following the Class A Meeting, at Friedrich-Ebert-Anlage 35-37, 60327, Frankfurt am Main, Germany. The Class A Meeting and the EGM are collectively referred to as the “Meetings” and each a “Meeting”.

QUESTIONS AND ANSWERS ABOUT THE MEETINGS

What is this proxy statement?

You have received this proxy statement because our Board is soliciting your proxy to vote your shares at the Meetings. This proxy statement includes information that we are required to provide to you under the rules of the Securities and Exchange Commission (“SEC”) and that is designed to assist you in voting your shares.

What is the purpose of the Meetings?

At the Class A Meeting, our shareholders of Class A Ordinary Shares except the Interested Shareholders (defined below), will vote upon a special resolution to approve any variation or abrogation of rights attaching to the Class A Ordinary Shares arising from the following matters: 1) the Authorised Share Capital Increase, 2) the Increase in Class B Voting Rights, 3) the Class B Conversion Rights, 4) the Share Consolidation Authorisation, and 5) the Adoption of the Restated M&A (the “Class A Proposal”).

At the EGM, our shareholders of Class A Ordinary Shares and Class B Ordinary Shares will vote upon the following matters: 1) the Share Capital Reduction, 2) the Authorised Share Capital Increase, 3) the approval of the Increase in Class B Voting Rights, 4) the approval of the Class B Conversion Rights, 5) the approval of the Share Consolidation Authorisation, 6) the Adoption of the Restated M&A, 7) the Amendment And Restatement of M&A Following First Share Consolidation, and 8) the approval of the Adjournment of the EGM.

What are the Board’s recommendations?

At the Class A Meeting, our Board recommends that you vote “FOR” the Class A Proposal.

At the EGM, our Board recommends that you vote:

●	“FOR” the Share Capital Reduction;

●	“FOR” the Authorised Share Capital Increase;

●	“FOR” the Increase in Class B Voting Rights;

●	“FOR” the Class B Conversion Rights;

●	“FOR” the Share Consolidation Authorisation;

●	“FOR” the Adoption of the Restated M&A;

●	“FOR” the Amendment and Restatement of M&A Following First Share Consolidation; and

●	“FOR” the Adjournment of the EGM.

Who is entitled to attend and vote at the Meetings?

Only shareholders of Class A Ordinary Shares of record at the close of business on April 22, 2026, which we refer to as the Record Date, are entitled to receive notice of, and to attend and vote at, the Class A Meeting. The interested shareholders (the “Interested Shareholders”), who are the holders of record of both our Class A Ordinary Shares and Class B Ordinary Shares at the close of business on the Record Date, will not attend or vote at the Class A Meeting.

Only shareholders of Class A Ordinary Shares and Class B Ordinary Shares of record at the close of business on the Record Date, are entitled to receive notice of, and to attend and vote at, the EGM.

As of the Record Date, there were 43,891,200 Class A Ordinary Shares (or 39,691,200 Class A Ordinary Shares, excluding the Interested Shareholders’ Class A Ordinary Shares) and 100,000,000 Class B Ordinary Shares outstanding. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to fifty (50) votes for each Class B Ordinary Share held for each of the proposals.

A list of shareholders entitled to vote at each Meeting will be available at such Meeting.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, Transhare Corporation, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

How do I vote my shares?

Shareholders can vote in person at the Meetings or by proxy. There are two ways to vote by proxy:

To vote by Internet

You can vote over the Internet by going to www.transhare.com, clicking on Vote Your Proxy, logging in using the control number and following the instructions to vote your shares;

To vote by Mail

You can vote by mail by signing, dating and mailing the enclosed proxy card;

To vote by Email

Please email your signed proxy card to Proxy@Transhare.com; or

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Internet voting also will be offered to shareholders owning shares through certain banks and brokers. If your shares are not registered in your own name and you plan to vote your shares in person at the Meeting, you should contact your broker or agent to obtain a legal proxy or broker’s proxy card and bring it to the Meeting in order to vote.

If you vote by proxy, the individuals named on the proxy card (your “proxies”) will vote your shares in the manner you indicate. You may specify how your shares should be voted for each of the proposals. If you grant a proxy without indicating your voting instructions, your shares will be voted as follows:

At the Class A Meeting, “FOR” the Class A Proposal.

At the EGM,

●	“FOR” the Share Capital Reduction;

●	“FOR” the Authorised Share Capital Increase;

●	“FOR” the Increase in Class B Voting Rights;

●	“FOR” the Class B Conversion Rights;

●	“FOR” the Share Consolidation Authorisation;

●	“FOR” the Adoption of the Restated M&A;

●	“FOR” the Amendment and Restatement of M&A following first Share Consolidation; and

●	“FOR” the Adjournment of the EGM.

What constitutes a quorum?

According to the Company’s currently effective memorandum and articles of association, a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person, through their authorised representative or by proxy holding in aggregate at least one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting.

The Class A Meeting will be duly constituted if, at the commencement of the Class A Meeting, there are present in person, through their authorised representative or by proxy holding in aggregate at least one-third of all votes attaching to all Class A Ordinary Shares in issue and entitled to vote at the Class A Meeting.

The EGM will be duly constituted if, at the commencement of the EGM, there are present in person, through their authorised representative or by proxy holding in aggregate at least one-third of all votes attaching to all Class A Ordinary Shares and Class B Ordinary Shares in issue and entitled to vote at the EGM.

What is a broker “non-vote” and what is its effect on voting?

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares does not have the authority to vote on the matter with respect to those shares. This is generally referred to as a “broker non-vote.”

How will shares be voted at the Meetings?

In accordance with the Company’s currently effective memorandum and articles of association, all resolutions put to the vote of the Meetings shall be decided by way of a poll.

What is required to approve each item?

At the Class A Meeting, the affirmative vote of a majority of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Class A Meeting is required to pass the Class A Proposal.

At the EGM, the following approvals are required for each Proposal:

●	For Proposal One, the affirmative vote of a majority of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM is required.

●	For Proposal Two, the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, is required.

●	For Proposal Three, the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, is required.

●	For Proposal Four, the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, is required.

●	For Proposal Five, the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, is required.

●	For Proposal Six, the affirmative vote of a majority of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, is required.

●	For Proposal Seven, the affirmative vote of a majority of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, is required.

●	For Proposal Eight, the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, is required.

For the purpose of determining whether the shareholders have approved Proposal One, Proposal Two and Proposal Three at the Class A Meeting, and Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five, Proposal Six and Proposal Seven at the EGM, abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of these Proposals. Abstentions will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Eight at the EGM, abstentions, if any, will not be counted as votes cast and will not affect the outcome of these Proposals, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for Proposal Eight, which is considered a routine matter.

How will Class A Ordinary Shares and Class B Ordinary Shares represented by properly executed proxies be voted?

At each Meeting, all Class A Ordinary Shares and Class B Ordinary Shares, as applicable, represented by proper proxies will, unless such proxies have previously been revoked, be voted in accordance with the instructions indicated in such proxies. If you do not provide voting instructions, your shares will be voted in accordance with the Board’s recommendations as set forth herein. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals at the Class A Meeting and the EGM, and holders of Class B Ordinary Shares as of the Record Date are entitled to fifty (50) votes for each Class B Ordinary Share held for each of the proposals at the EGM. See “Who is entitled to attend and vote at the Meetings?” for more information.

Can I change my vote or revoke my proxy?

Any shareholder executing a proxy has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to exercise by:

●	filing with us a written notice of revocation of your proxy,

●	submitting a properly signed proxy card bearing a later date,

●	voting over the Internet, or

●	voting in person at the Meetings.

What does it mean if I receive more than one set of proxy materials?

If your shares are registered under different names or are in more than one account, you may receive more than one set of proxy materials. To ensure that all your shares are voted, please vote through the Internet using each personal identification number you are provided, or complete, sign and date the multiple proxy cards relating to your multiple accounts. We encourage you whenever possible to have all accounts registered in the same name and address. You can accomplish this by contacting our transfer agent, Transhare Corporation at (303) 662-1112.

Who paid for this proxy solicitation?

The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to shareholders in connection with the solicitation of proxies is borne by us.

How do I learn the results of the voting at the Meetings?

Preliminary results will be announced at the Meetings. Final results will be published in a Report on Form 6-K filed with the SEC.

How are proxies solicited?

In addition to the mail solicitation of proxies, our officers, directors, employees and agents may solicit proxies by written communication, telephone or personal call. These persons will receive no special compensation for any solicitation activities. We will reimburse banks, brokers and other persons holding Class A Ordinary Shares and/or Class B Ordinary Shares for their expenses in forwarding proxy solicitation materials to beneficial owners of our Class A Ordinary Shares and/or Class B Ordinary Shares.

What is “householding?”

“Householding” means that we deliver a single set of proxy materials when requested to households with multiple shareholders, provided certain conditions are met. Householding reduces our printing and mailing costs.

If you or another shareholder of record sharing your address would like to receive an additional copy of the proxy materials, we will promptly deliver it to you upon your request by sending a written request by mail to:

Anbio Biotechnology

Friedrich-Ebert-Anlage 35-37, 60327,

Frankfurt am Main,

Germany

If you would like to opt out of householding in future mailings, or if you are currently receiving multiple mailings at one address and would like to request householded mailings, you may do so by contacting our Corporate Secretary as indicated above.

Can I receive future shareholder communications electronically through the Internet?

Yes. You may elect to receive future notices of future meetings, proxy materials and annual reports electronically through the Internet. To consent to electronic delivery, vote your shares using the Internet. At the end of the Internet voting procedure, the on-screen Internet voting instructions will tell you how to request future shareholder communications be sent to you electronically.

Once you consent to electronic delivery, you must vote your shares using the Internet and your consent will remain in effect until withdrawn. You may withdraw this consent at any time during the voting process and resume receiving shareholder communications in print form.

Whom may I contact for further assistance?

If you have any questions about giving your proxy or require any assistance, please contact us by mail, to:

Anbio Biotechnology

Friedrich-Ebert-Anlage 35-37, 60327,

Frankfurt am Main,

Germany

The proposal for the Class A Meeting is as follows:

We are proposing a special resolution of the holders of the Class A Ordinary Shares (the “Class A Proposal”) to approve any variation or abrogation of rights attaching to the Class A Ordinary Shares arising from the matters contemplated by Proposal Two, Proposal Three, Proposal Four, Proposal Five and Proposal Six of the EGM.

Vote Required

The Class A Proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Class A Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

Descriptions of Proposal Two, Proposal Three, Proposal Four, Proposal Five and Proposal Six of the EGM are set out below. Such proposals will be voted on individually at the EGM, to be held immediately following the conclusion of the Class A Meeting.

PROPOSAL TWO

TO APPROVE THE AUTHORISED SHARE CAPITAL INCREASE AND CREATION OF NEW SHARE CLASSES

General

We are proposing to approve, with effect immediately following effectiveness of the Share Capital Reduction, an increase the Company’s authorised share capital from:

(i)	US$0.50 divided into 500,000,000 shares of par value US$0.000000001 each, comprising of 400,000,000 Class A Ordinary Shares of par value US$0.000000001 each and 100,000,000 Class B Ordinary Shares of par value US$0.000000001 each, to

(ii)	US$3,000 divided into 3,000,000,000,000 shares of par value US$0.000000001 each, comprising of 800,000,000,000 Class A Ordinary Shares, 200,000,000,000 Class B Ordinary Shares, 1,000,000,000,000 Class C Ordinary Shares of par value US$0.000000001 each (the “Class C Ordinary Shares”) and 1,000,000,000,000 preference shares of par value US$0.000000001 each (the “Preference Shares”)

by the creation of 799,600,000,000 Class A Ordinary Shares of par value US$0.000000001 each, 199,900,000,000 Class B Ordinary Shares of par value US$0.000000001 each, 1,000,000,000,000 Class C Ordinary Shares of par value US$0.000000001 each, and 1,000,000,000,000 Preference Shares of par value US$0.000000001 each, each having the rights and restrictions set forth in the Restated M&A.

Effects of the Authorized Share Capital Increase and Creation of New Share Classes

The classes of shares in the capital of the Company will be changed from Class A Ordinary Shares and Class B Ordinary Shares to Class A Ordinary Shares, Class B Ordinary Shares, Class C Ordinary Share and Preference Shares. Subject to Proposals Four and Six being duly passed at the EGM, each outstanding Class B Ordinary Share will be convertible at any time after issuance at the option of the holder into one (1) Class A Ordinary Share. The Class A Ordinary Shares and Class C Ordinary Shares will not be convertible into shares of any other class. Each Class C Ordinary Shares will have the same rights as the existing Class A Ordinary Shares except that the Class C Ordinary Shares will not have voting rights.

PROPOSAL THREE

TO APPROVE THE INCREASE IN CLASS B VOTING RIGHTS

Background

We are proposing to approve an increase of the voting rights attached to the Class B Ordinary Shares from fifty (50) votes per share to five hundred (500) votes per share as set forth in the Restated M&A (the “Increase in Class B Voting Rights”).

Rationale of the Increase in Class B Voting Rights

The Company has two classes of ordinary shares. Class A Ordinary Shares, each carrying one (1) vote per share on all matters subject to vote at general meetings of the Company, and Class B Ordinary Shares, each carrying fifty (50) votes per share on all matters subject to vote at general meetings of the Company.

Following the Company’s recent financing transactions and in anticipation of potential future financing transactions, employee incentive plans and other equity issuances that may be undertaken from time to time, it is desirable to ensure that the controlling shareholder of the Company will be able to execute its long-term business plans and maintain consistency in strategic direction.

The Increase in Class B Voting Rights will not alter the total number of authorised shares of any class or the economic rights, dividend rights or conversion rights of any shares, but will increase the voting power attached to each Class B Ordinary Share from fifty (50) votes per share to five hundred (500) votes per share.

Effects of the Increase in Class B Voting Rights

Although the Board believes that the Increase in Class B Voting Rights is in the best and commercial interests of the Company and shareholders, the voting rights of Class A Ordinary Shares will be diluted if this Proposal is approved. On the Record Date, there were 43,891,200 Class A Ordinary Shares issued and outstanding, representing 43,891,200 votes or approximately 0.9% of the total voting power, and 100,000,000 Class B Ordinary Shares issued and outstanding, representing 5,000,000,000 votes or approximately 99.1% of the total voting power. Assuming this Proposal is approved, the Class A Ordinary Shares issued and outstanding as of the Record Date will collectively account for approximately 0.1% of the total voting power, and Class B Ordinary Shares issued and outstanding as of the Record Date will collectively account for approximately 99.9% of the total voting power.

PROPOSAL FOUR

TO APPROVE THE CLASS B CONVERSION RIGHTS

Background

We are proposing to approve an alteration of the rights attaching to the Class B Ordinary Shares, such that each Class B Ordinary Share shall be convertible into Class A Ordinary Share(s) in accordance with the terms of the Restated M&A (the “Class B Conversion Rights”).

The Proposed Amendment to Article 27, Article 28 and Article 29 of the Articles of Association

If Proposal Four (and each other proposal upon which it is conditioned) is approved, the Company’s currently effective amended and restated memorandum and articles of association will be substituted in its entirety with a revised form of amended and restated memorandum and articles of association (the “Restated M&A”). The effect of the adoption of the Restated M&A in respect of conversion rights is that Article 27 of the existing amended and restated articles of association of the Company will be replaced with Article 27 as set out below, and new Articles 28 and 29, each set out below, will be incorporated in the Restated M&A:

27.	Except as expressly set forth in Article 28 below, Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares shall not be convertible into any other Class of Shares under any circumstances.

28.	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof, subject to and in accordance with this Article and Article 29 below. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares.

29.	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of compulsory redemption without notice of each relevant Class B Ordinary Share and, on behalf of the holder thereof, automatic application of such redemption proceeds in paying for such new Class A Ordinary Shares into which the Class B Ordinary Shares have been converted at a price per Class B Ordinary Share necessary to give effect to a conversion calculated on the basis that the Class A Ordinary Shares to be issued as part of the conversion will be issued at par.

Rationale of the Class B Conversion Rights

The Company currently has two classes of ordinary shares. Class A Ordinary Shares, each carrying one (1) vote per share on all matters subject to vote at general meetings of the Company, and Class B Ordinary Shares, each carrying fifty (50) votes per share on all matters subject to vote at general meetings of the Company.

The proposed change will allow the Class B Ordinary Shares to be converted into Class A Ordinary Shares in accordance with the Restated M&A. By aligning the rights and interests of both Class A and Class B shareholders, this change can enhance flexibility and long-term alignment among the shareholders.

PROPOSAL FIVE

TO APPROVE THE SHARE CONSOLIDATION AUTHORISATION

Background

We are proposing, (a) to approve one or more share consolidations of the Company’s issued and unissued Class A Ordinary Shares at a ratio of not less than two (2)-for-one (1) and not more than ten-thousand (10,000)-for-one (1) or the maximum consolidation ratio then permitted under applicable Nasdaq rules and requirements aggregately (the “Range”), with the exact ratio to be set as a whole number within the Range and the exact date to be determined by the board of directors of the Company in its sole discretion within three years after the date of passing of these resolutions (each a “Share Consolidation” and collectively, the “Share Consolidations”) provided that the aggregate ratio across all such Share Consolidations shall not exceed ten-thousand (10,000)-for-one (1) or such lower cap as imposed by Nasdaq at the time of implementation and that no fractional share shall arise from the Share Consolidations; (b) to authorise the Company to round up any fractional shares resulting from the Share Consolidations to the nearest whole Class A Ordinary Share, and (c) to authorise the board of directors to, at their sole and absolute discretion, implement one or more Share Consolidations, determine the exact consolidation ratio and the exact effective date of each such Share Consolidation, instruct the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation(s) and do all other such acts and things as the board considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidation(s).

Purpose of Share Consolidations

The Company’s Class A Ordinary Shares are listed on The Nasdaq Global Market (“Nasdaq”) under the trading symbol of “NNNN.” In order for the Class A Ordinary Shares to continue to be listed on Nasdaq, the Company must satisfy various listing standards established by Nasdaq. Specifically, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”). Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days. Upon such failure, the Company will receive a written notice from the Nasdaq Listing Qualifications Department and will be provided an initial compliance period of 180 calendar days to regain compliance with the Bid Price Rule. If the Company does not regain compliance within the allotted compliance period, including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s Class A Ordinary Shares will be subject to delisting. The Company would then be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

The Board believes that the delisting of the Class A Ordinary Shares from the Nasdaq Global Market (“Nasdaq”) would likely result in decreased liquidity. Such decreased liquidity would result in the increase in the volatility of the trading price of the Class A Ordinary Shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

To enhance the Company’s ability to retain compliance with the bid price requirement and remain listed on Nasdaq, the Board believes that it is in the best interest of the Company and the shareholders to authorize the Board to effectuate one or more share consolidations to increase the market price of the Class A Ordinary Shares to meet the bid price requirement if needed. As a result, the Board is soliciting shareholders’ approval of the authorization to the Board to effect one or more share consolidations (each a “Share Consolidation” and collectively, the “Share Consolidations”) within the Range to be determined by the Board in its sole discretion within three years after the shareholders’ approval (and if the Board does not determine a ratio and approve any Share Consolidation within such three year period, no Share Consolidation will proceed), and to provide authorization to the Board to settle as it considers expedient any difficulty which arises in relation to any consolidation of Class A Ordinary Shares of the Company to round up any fractions of Class A Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of any Share Consolidation.

In evaluating whether or not to conduct a Share Consolidation under the Share Consolidation Authorisation, the Board will also take into account various negative factors associated with such corporate action. These factors include: the negative perception of share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies and the Company that have effected of share consolidation have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from Nasdaq. The Board determined that continued listing on Nasdaq is in the best interest of the Company and its shareholders, and that the Share Consolidation Authorisation (and any Share Consolidation thereunder) is probably necessary to maintain the listing of the Class A Ordinary Shares on Nasdaq.

In addition, there can be no assurance that, after the Share Consolidation Authorisation, the Company will be able to maintain the listing of the Class A Ordinary Shares on Nasdaq. Nasdaq maintains several other continued listing requirements currently applicable to the listing of the Class A Ordinary Shares. Shareholders should recognize that if any Share Consolidation is effected, they will own a smaller number of Class A Ordinary Shares than they currently own. While the Company expects that each Share Consolidation will result in an increase in the market price of the Class A Ordinary Shares, it may not increase the market price of the Class A Ordinary Shares in proportion to the reduction in the number of Class A Ordinary Shares outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If a Share Consolidation is effected and the market price of the Class A Ordinary Shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of that Share Consolidation. Furthermore, the liquidity of the Class A Ordinary Shares could be adversely affected by the reduced number of shares that would be outstanding after a Share Consolidation. Accordingly, any Share Consolidation may not achieve the desired results that have been outlined above.

Fractional Shares

No fractional shares shall be issued upon a Share Consolidation being effected under the Share Consolidation Authorisation. Upon approval of this Resolution, the directors will be authorized to round up any fractions of Class A Ordinary Shares for issuing to such shareholders of the Company who are entitled to fractional shares following or as a result of a Share Consolidation.

Effects of the Share Consolidation

Authorized Shares and Unissued Shares

At the time each Share Consolidation is effective, our authorized Class A Ordinary Shares will be consolidated at the ratio within the Range, accompanied by a corresponding increase in the par value of the Class A Ordinary Shares, with the exact ratio to be set at a whole number within this range, to be determined by the Board.

Issued and Outstanding Shares

Each Share Consolidation conducted under the Share Consolidation Authorisation will also reduce the number of issued and outstanding Class A Ordinary Shares at the ratio within the Range, accompanied by a corresponding increase in the par value of the Class A Ordinary Shares, with the exact ratio to be set at a whole number within this range, to be determined by the Board.

Each shareholder’s proportionate ownership of the issued and outstanding Class A Ordinary Shares immediately following the effectiveness of a Share Consolidation will remain the same, with the exception of adjustments related to the treatment of fractional shares (see above).

Proportionate adjustments will be made based on the ratio of the Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our Class A Ordinary Shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of Class A Ordinary Shares being delivered upon such exercise, exchange or conversion, immediately following any Share Consolidation as was the case immediately preceding the Share Consolidation.

Procedure for Implementing the Share Consolidation

As soon as practicable after the effective date of any Share Consolidation conducted under the Share Consolidation Authorisation, the Company’s shareholders will be notified that the Share Consolidation has been effected through filing with SEC by the Company. The Company expects that its transfer agent, Transhare Corporation, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation Class A Ordinary Shares in exchange for certificates representing post-consolidation Class A Ordinary Shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect each Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing each Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

PROPOSAL SIX

TO APPROVE AND ADOPT THE RESTATED M&A

General

We are proposing to approve, by a special resolution, subject to and conditional upon the passing of Proposals One, Two, Three and Four at the EGM and all requisite class consents being obtained, and with effect immediately following effectiveness of the Share Capital Reduction, the adoption of the second amended and restated memorandum and articles of association of the Company in the form attached as Appendix A to the proxy statement of the EGM in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company to, among other things: (i) reflect the Share Capital Reduction, the Authorised Share Capital Increase, the Increase in Class B Voting Rights, and the Class B Conversion Rights; (ii) increase threshold for requisitioning a meeting to shareholders holding a majority of the voting rights; (iii) add an exclusive forum and jurisdiction clause; (iv) add prior written notice requirement for directors to vacate their office upon resignation and termination of their terms, and (v) make other consequential and minor updates, as more particularly described in the Restated M&A, and authorize the board of directors to do all other acts and things as the board considers necessary or desirable in connection with the adoption of the Restated M&A, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

The proposals for the EGM are as follows:

PROPOSAL ONE

TO APPROVE THE SHARE CAPITAL REDUCTION

Background

We are proposing to approve a reduction in the Company’s authorised share capital from (i) US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprising of 400,000,000 class A ordinary shares of a par value of US$0.0001 each and 100,000,000 class B ordinary shares of a par value of US$0.0001 each, to (ii) US$0.50 divided into 500,000,000 shares of par value US$0.000000001 each, comprising of 400,000,000 Class A Ordinary Shares of par value US$0.000000001 each ( the “Class A Ordinary Shares”) and 100,000,000 Class B Ordinary Shares of par value US$0.000000001 each (the “Class B Ordinary Shares”), by way of reduction of the par value of each authorised share in the capital of the Company (including all issued shares) from US$0.0001 to US$0.000000001 (the “Share Capital Reduction”).

Purpose of the Share Capital Reduction

The primary reason for this adjustment is to comply with Cayman Islands law, which prohibits the issuance of shares at a price below their par value (other than in certain limited circumstances provided for in the Companies Act (as amended) of the Cayman Islands).

In addition, the Company is proposing to effect the Share Consolidation Authorisation in Proposal Five, which is intended to facilitate compliance with Nasdaq’s minimum bid price requirement for continued listing. Any Share Consolidation conducted pursuant to the Share Consolidation Authorisation is expected to increase the trading price of the Company’s Class A Ordinary Shares, thereby enhancing compliance with Nasdaq’s listing standards.

It should be noted that each Share Consolidation under the Share Consolidation Authorisation will proportionally increase the par value per share in accordance with the selected split ratio. Consequently, this may impose additional constraints on the Company’s ability to raise capital in the future, as any subsequent share issuances will need to be priced at or above the increased par value, subject to applicable legal and regulatory requirements.

By reducing the par value to US$0.000000001 per share, we aim to enhance our flexibility in capital raising activities, ensuring that we can issue shares at a price that is both legally compliant and economically viable. This change will better align our share issuance practices with the dynamic nature of the financial markets, ultimately supporting the Company’s growth and stability.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the EGM. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TWO

TO APPROVE THE AUTHORISED SHARE CAPITAL INCREASE AND CREATION OF NEW SHARE CLASSES

Background

We are proposing to approve, with effect immediately following effectiveness of the Share Capital Reduction, an increase the Company’s authorised share capital from:

(i)	US$0.50 divided into 500,000,000 shares of par value US$0.000000001 each, comprising of 400,000,000 Class A Ordinary Shares of par value US$0.000000001 each and 100,000,000 Class B Ordinary Shares of par value US$0.000000001 each, to

(ii)	US$3,000 divided into 3,000,000,000,000 shares of par value US$0.000000001 each, comprising of 800,000,000,000 Class A Ordinary Shares, 200,000,000,000 Class B Ordinary Shares, 1,000,000,000,000 Class C Ordinary Shares of par value US$0.000000001 each (the “Class C Ordinary Shares”) and 1,000,000,000,000 preference shares of par value US$0.000000001 each (the “Preference Shares”)

by the creation of 799,600,000,000 Class A Ordinary Shares of par value US$0.000000001 each, 199,900,000,000 Class B Ordinary Shares of par value US$0.000000001 each, 1,000,000,000,000 Class C Ordinary Shares of par value US$0.000000001 each, and 1,000,000,000,000 Preference Shares of par value US$0.000000001 each, each having the rights and restrictions set forth in the Restated M&A.

Effects of the Authorized Share Capital Increase and Creation of New Shares Classes

The classes of shares in the capital of the Company will be changed from Class A Ordinary Shares and Class B Ordinary Shares to Class A Ordinary Shares, Class B Ordinary Shares, Class C Ordinary Share and Preference Shares. Subject to Proposals Four and Six being duly passed at the EGM, each outstanding Class B Ordinary Share will be convertible at any time after issuance at the option of the holder into one (1) Class A Ordinary Share. The Class A Ordinary Shares and Class C Ordinary Shares will not be convertible into shares of any other class. Each Class C Ordinary Shares will have the same rights as the existing Class A Ordinary Shares except that the Class C Ordinary Shares will not have voting rights.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a simple majority of votes cast by shareholders present or represented by proxy and entitled to vote at the EGM. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS RESOLUTION.

PROPOSAL THREE

TO APPROVE THE INCREASE IN CLASS B VOTING RIGHTS

Background

We are proposing to approve an increase of the voting rights attached to the Class B Ordinary Shares from fifty (50) votes per share to five hundred (500) votes per share as set forth in the Restated M&A (the “Increase in Class B Voting Rights”).

Rationale of the Increase in Class B Voting Rights

The Company has two classes of ordinary shares. Class A Ordinary Shares, each carrying one (1) vote per share on all matters subject to vote at general meetings of the Company, and Class B Ordinary Shares, each carrying fifty (50) votes per share on all matters subject to vote at general meetings of the Company.

Following the Company’s recent financing transactions and in anticipation of potential future financing transactions, employee incentive plans and other equity issuances that may be undertaken from time to time, it is desirable to ensure that the controlling shareholder of the Company will be able to execute its long-term business plans and maintain consistency in strategic direction.

The Increase in Class B Voting Rights will not alter the total number of authorised shares of any class or the economic rights, dividend rights or conversion rights of any shares, but will increase the voting power attached to each Class B Ordinary Share from fifty (50) votes per share to five hundred (500) votes per share.

Effects of the Increase in Class B Voting Rights

Although the Board believes that the Increase in Class B Voting Rights is in the best and commercial interests of the Company and shareholders, the voting rights of Class A Ordinary Shares will be diluted if this Proposal is approved. On the Record Date, there were 43,891,200 Class A Ordinary Shares issued and outstanding, representing 43,891,200 votes or approximately 0.9% of the total voting power, and 100,000,000 Class B Ordinary Shares issued and outstanding, representing 5,000,000,000 votes or approximately 99.1% of the total voting power. Assuming this Proposal is approved, the Class A Ordinary Shares issued and outstanding as of the Record Date will collectively account for approximately 0.1% of the total voting power, and Class B Ordinary Shares issued and outstanding as of the Record Date will collectively account for approximately 99.9% of the total voting power.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a simple majority of votes cast by shareholders present or represented by proxy and entitled to vote at the EGM. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FOUR

TO APPROVE THE CLASS B CONVERSION RIGHTS

Background

We are proposing to approve an alteration of the rights attaching to the Class B Ordinary Shares, such that each Class B Ordinary Share shall be convertible into Class A Ordinary Share(s) in accordance with the terms of the Restated M&A (the “Class B Conversion Rights”).

The Proposed Amendment to Article 27, Article 28 and Article 29 of the Articles of Association

If Proposal Four (and each other proposal upon which it is conditioned) is approved, the Company’s currently effective amended and restated memorandum and articles of association will be substituted in its entirety with a revised form of amended and restated memorandum and articles of association (the “Restated M&A”). The effect of the adoption of the Restated M&A in respect of conversion rights is that Article 27 of the existing amended and restated articles of association of the Company will be replaced with Article 27 as set out below, and new Articles 28 and 29, each set out below, will be incorporated in the Restated M&A:

27.	Except as expressly set forth in Article 28 below, Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares shall not be convertible into any other Class of Shares under any circumstances.

28.	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof, subject to and in accordance with this Article and Article 28 below. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares.

29.	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of compulsory redemption without notice of each relevant Class B Ordinary Share and, on behalf of the holder thereof, automatic application of such redemption proceeds in paying for such new Class A Ordinary Shares into which the Class B Ordinary Shares have been converted at a price per Class B Ordinary Share necessary to give effect to a conversion calculated on the basis that the Class A Ordinary Shares to be issued as part of the conversion will be issued at par.

Rationale of the Class B Conversion Rights

The Company currently has two classes of ordinary shares. Class A Ordinary Shares, each carrying one (1) vote per share on all matters subject to vote at general meetings of the Company, and Class B Ordinary Shares, each carrying fifty (50) votes per share on all matters subject to vote at general meetings of the Company.

The proposed change will allow the Class B Ordinary Shares to be converted into Class A Ordinary Shares in accordance with the Restated M&A. By aligning the rights and interests of both Class A and Class B shareholders, this change can enhance flexibility and long-term alignment among the shareholders.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a simple majority of votes cast by shareholders present or represented by proxy and entitled to vote at the EGM. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS RESOLUTION.

PROPOSAL FIVE

TO APPROVE THE SHARE CONSOLIDATION AUTHORISATION

Background

We are proposing, (a) to approve one or more share consolidations of the Company’s issued and unissued Class A Ordinary Shares at a ratio of not less than two (2)-for-one (1) and not more than ten-thousand (10,000)-for-one (1) or the maximum consolidation ratio then permitted under applicable Nasdaq rules and requirements aggregately (the “Range”), with the exact ratio to be set as a whole number within the Range and the exact date to be determined by the board of directors of the Company in its sole discretion within three years after the date of passing of these resolutions (each a “Share Consolidation” and collectively, the “Share Consolidations”) provided that the aggregate ratio across all such Share Consolidations shall not exceed ten-thousand (10,000)-for-one (1) or such lower cap as imposed by Nasdaq at the time of implementation and that no fractional share shall arise from the Share Consolidations; (b) to authorise the Company to round up any fractional shares resulting from the Share Consolidations to the nearest whole Class A Ordinary Share, and (c) to authorise the board of directors to, at their sole and absolute discretion, implement one or more Share Consolidations, determine the exact consolidation ratio and the exact effective date of each such Share Consolidation, instruct the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation(s) and do all other such acts and things as the board considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidation(s).

Purpose of Share Consolidations

The Company’s Class A Ordinary Shares are listed on The Nasdaq Global Market (“Nasdaq”) under the trading symbol of “NNNN.” In order for the Class A Ordinary Shares to continue to be listed on Nasdaq, the Company must satisfy various listing standards established by Nasdaq. Specifically, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”). Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days. Upon such failure, the Company will receive a written notice from the Nasdaq Listing Qualifications Department and will be provided an initial compliance period of 180 calendar days to regain compliance with the Bid Price Rule. If the Company does not regain compliance within the allotted compliance period, including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s Class A Ordinary Shares will be subject to delisting. The Company would then be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

The Board believes that the delisting of the Class A Ordinary Shares from the Nasdaq Global Market (“Nasdaq”) would likely result in decreased liquidity. Such decreased liquidity would result in the increase in the volatility of the trading price of the Class A Ordinary Shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

To enhance the Company’s ability to retain the compliance with the bid price requirement and remain listed on Nasdaq, the Board believes that it is in the best interest of the Company and the shareholders to authorize the Board to effectuate one or more share consolidations to increase the market price of the Class A Ordinary Shares to meet the bid price requirement if needed. As a result, the Board is soliciting shareholders’ approval of the authorization to the Board to effect one or more share consolidations (each a “Share Consolidation” and collectively, the “Share Consolidations”) within the Range to be determined by the Board in its sole discretion within three years after the shareholders’ approval (and if the Board does not determine a ratio and approve any Share Consolidation within such three year period, no Share Consolidation will proceed), and to provide authorization to the Board to settle as it considers expedient any difficulty which arises in relation to any consolidation of Class A Ordinary Shares of the Company to round up any fractions of Class A Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of any Share Consolidation.

In evaluating whether or not to conduct a Share Consolidation under the Share Consolidation Authorisation, the Board will also take into account various negative factors associated with such corporate action. These factors include: the negative perception of share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies and the Company that have effected of share consolidation have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from Nasdaq. The Board determined that continued listing on Nasdaq is in the best interest of the Company and its shareholders, and that the Share Consolidation Authorisation (and any Share Consolidation thereunder) is probably necessary to maintain the listing of the Class A Ordinary Shares on Nasdaq.

In addition, there can be no assurance that, after the Share Consolidation Authorisation, the Company will be able to maintain the listing of the Class A Ordinary Shares on Nasdaq. Nasdaq maintains several other continued listing requirements currently applicable to the listing of the Class A Ordinary Shares. Shareholders should recognize that if any Share Consolidation is effected, they will own a smaller number of Class A Ordinary Shares than they currently own. While the Company expects that each Share Consolidation will result in an increase in the market price of the Class A Ordinary Shares, it may not increase the market price of the Class A Ordinary Shares in proportion to the reduction in the number of Class A Ordinary Shares outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If a Share Consolidation is effected and the market price of the Class A Ordinary Shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of that Share Consolidation. Furthermore, the liquidity of the Class A Ordinary Shares could be adversely affected by the reduced number of shares that would be outstanding after a Share Consolidation. Accordingly, any Share Consolidation may not achieve the desired results that have been outlined above.

Fractional Shares

No fractional shares shall be issued upon a Share Consolidation being effected under the Share Consolidation Authorisation. Upon approval of this Resolution, the directors will be authorized to round up any fractions of Class A Ordinary Shares for issuing to such shareholders of the Company who are entitled to fractional shares following or as a result of a Share Consolidation.

Effects of the Share Consolidation

Authorized Shares and Unissued Shares

At the time each Share Consolidation is effective, our authorized Class A Ordinary Shares will be consolidated at the ratio within the Range, accompanied by a corresponding increase in the par value of the Class A Ordinary Shares, with the exact ratio to be set at a whole number within this range, to be determined by the Board.

Issued and Outstanding Shares

Each Share Consolidation conducted under the Share Consolidation Authorisation will also reduce the number of issued and outstanding Class A Ordinary Shares at the ratio within the Range, accompanied by a corresponding increase in the par value of the Class A Ordinary Shares, with the exact ratio to be set at a whole number within this range, to be determined by the Board.

Each shareholder’s proportionate ownership of the issued and outstanding Class A Ordinary Shares immediately following the effectiveness of a Share Consolidation will remain the same, with the exception of adjustments related to the treatment of fractional shares (see above).

Proportionate adjustments will be made based on the ratio of the Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our Class A Ordinary Shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of Class A Ordinary Shares being delivered upon such exercise, exchange or conversion, immediately following any Share Consolidation as was the case immediately preceding the Share Consolidation.

Procedure for Implementing the Share Consolidation

As soon as practicable after the effective date of any Share Consolidation conducted under the Share Consolidation Authorisation, the Company’s shareholders will be notified that the Share Consolidation has been effected through filing with SEC by the Company. The Company expects that its transfer agent, Transhare Corporation, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation Class A Ordinary Shares in exchange for certificates representing post-consolidation Class A Ordinary Shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect each Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing each Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a simple majority of votes cast by shareholders present or represented by proxy and entitled to vote at the EGM. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS RESOLUTION.

PROPOSAL SIX

TO APPROVE AND ADOPT THE RESTATED M&A

General

We are proposing to approve, by a special resolution, subject to and conditional upon the passing of Proposals One, Two, Three and Four and all requisite class consents being obtained, and with effect immediately following effectiveness of the Share Capital Reduction, the adoption of the second amended and restated memorandum and articles of association of the Company in the form attached as Appendix A to the proxy statement in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company to, among other things: (i) reflect the Share Capital Reduction, the Authorised Share Capital Increase, the Increase in Class B Voting Rights, and the Class B Conversion Rights; (ii) increase threshold for requisitioning a meeting to shareholders holding a majority of the voting rights; (iii) add an exclusive forum and jurisdiction clause; (iv) add prior written notice requirement for directors to vacate their office upon resignation and termination of their terms, and (v) make other consequential and minor updates, as more particularly described in the Restated M&A, and authorize the board of directors to do all other acts and things as the board considers necessary or desirable in connection with the adoption of the Restated M&A, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a majority of not less than two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy at the EGM. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL SEVEN

TO APPROVE THE AMENDMENT AND RESTATEMENT OF M&A FOLLOWING FIRST SHARE CONSOLIDATION

General

We are proposing to approve, by a special resolution, subject to and conditional upon the effectiveness of the first Share Consolidation implemented by the board of directors under Proposal Five, (a) to amend and restate the then effective memorandum and articles of association of the Company (the “Pre-Consolidation M&A”) by their deletion in their entirety and the substitution in their place with an amended and restated memorandum and articles of association (the “Post-Consolidation M&A”), being in the form of the Pre-Consolidation M&A, with amendments to the authorised share capital and par value descriptions to reflect the first Share Consolidation effected pursuant to Proposal Five; and (b) to authorise the Company’s registered office provider or other duly authorised representative to file these resolutions, the Board resolutions in relation to such Share Consolidation and the Post-Consolidation M&A with the Registrar of Companies in the Cayman Islands accordingly and authorise the board of directors to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a majority of not less than two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy at the EGM. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL EIGHT

ADJOURNMENT OF THE EGM TO A LATER DATE OR DATES, IF NECESSARY, TO PERMIT FURTHER SOLICITATION AND VOTE OF PROXIES IN THE EVENT THAT THERE ARE INSUFFICIENT VOTES FOR, OR OTHERWISE IN CONNECTION WITH, THE APPROVAL OF PROPOSAL ONE, PROPOSAL TWO, PROPOSAL THREE, PROPOSAL FOUR, PROPOSAL FIVE, PROPOSAL SIX, AND PROPOSAL SEVEN.

Proposal Eight, if adopted, will allow the chairman of the EGM to adjourn the EGM to a later date or dates to permit further solicitation of proxies. This Proposal will only be presented to our shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the other proposals.

If Proposal Eight is not approved by our shareholders, the chairman of the EGM may not be able to adjourn the EGM to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five, Proposal Six, and Proposal Seven.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the EGM. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for this Proposal, which is considered a routine matter.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors has no knowledge of any business which will be presented for consideration at the EGM other than the Share Capital Reduction, the Authorized Share Capital Increase, the Increase in Class B Voting Rights, the Class B Conversion Rights, the Shareholder Consolidations, the Adoption of the Restated M&A, the Amendment and Restatement of M&A Following First Share Consolidation, and the Adjournment of the EGM.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

Date: April 27, 2026	By Order of the Board of Directors

/s/ Michael Lau
Michael Lau
Chief Executive Officer